Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

United States

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States

China International Capital Corporation Hong Kong Securities Limited

29/F, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

as representatives of the underwriters

VIA EDGAR

March 15, 2021

Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tuya Inc. (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-253575)
Registration Statement on Form 8-A (File No. 001-40210)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on March 17, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between March 12, 2021 and the date hereof, copies of the Company’s preliminary prospectus dated March 12, 2021 were distributed as follows:

More than 1,000 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC

BofA Securities, Inc.

China International Capital Corporation Hong Kong Securities Limited

as representatives of the underwriters

Morgan Stanley & Co. LLC

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director

[Signature page to Acceleration Request]

BofA Securities, Inc.

By:	/s/ Catherine Wang
Name:	Catherine Wang
Title:	Managing Director

[Signature page to Acceleration Request]

China International Capital Corporation Hong Kong Securities Limited

By:	/s/ Shi Qi
Name:	Shi Qi
Title:	Managing Director

[Signature page to Acceleration Request]